EXHIBIT 99.2


                               ITEM 7 INFORMATION



     The securities being reported on by United Technologies Corporation ("UTC"), as a parent holding company, are owned by Nevada Bond Investment Corp. II, a Nevada corporation, which is an indirect wholly-owned subsidiary of UTC.